

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2012

Via E-mail
Marilyn Stark
Chief Executive Officer
First Social Networx Corp.
6860 Gulfport Blvd. S. No. 162
South Pasadena, Florida 33707

>   **Re: First Social Networx Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed December 19, 2011**
>   **File No. 333-177786**

Dear Ms. Stark:

        We have reviewed your amended registration statement and response letter dated December 19, 2011 and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 2, 2011.

Business Summary, page 4

1.   Your disclosures on page 4 and elsewhere throughout the filing indicate that you will need to raise $475,000 in addition to the $45,000 that you hope to raise from this offering, assuming all shares are sold, in order to execute your business plan. However, your disclosures on page 10 indicate that you will require a total of $475,000 or $430,000 in addition to the maximum of $45,000 that you seek to raise in this offering. Please clarify these apparent inconsistencies and revise your disclosures accordingly.

Risk Factors

"Our Offering is Being Conducted by our Sole Officer and Director …," page 5

2.   We note your revisions to the risk factor in response to prior comment 7, and we reissue our prior comment. Please revise the risk factor subcaption to specifically and briefly describe what risk a best efforts offering poses from the point of view of the potential investors. Your disclosure in the text of the risk factor should clarify, at a minimum, that though your sole officer and director will attempt to sell the shares, there can be no assurance that all of the shares offered under the prospectus will be sold or that the proceeds raised from the offering, if any, will be sufficient to cover the costs of the offering.

"We are unable to provide a time table …," page 10

3.   We note your added risk factor in response to prior comment 10. It is unclear why you
        are not able to provide an estimated timeline regarding how you anticipate using the
        proceeds from the offering during the next 12 months. Please clarify whether you intend
        to do nothing with the proceeds for the next 12 months if you do not raise the $430,000 in
        additional financing you claim is necessary to fully implement your business plan.
        Alternatively, if you plan to use the proceeds from the offering as they are raised, and as
        you indicate in the Use of Proceeds section, please revise your disclosures accordingly.

"If our registration statement is declared effective, we will be subject to the SEC's reporting
requirements …," page 12

4.   You state that as of the date of this prospectus, the funds currently available to you will
        not be sufficient to meet your reporting obligations. Quantify, to the extent possible, the
        anticipated funds necessary to meet your reporting obligations. In addition and consistent
        with your disclosure elsewhere, clarify here and in the risk factor that begins
        "Stockholders may have limited access to information …" on page 14, that you will have
        a limited reporting obligation upon effectiveness of this registration statement pursuant to
        Section 15(d) of the Exchange Act.

Dilution, page 15

5.   We note your response to prior comment 11. As previously requested, please provide the
        calculations that support your disclosures of the "net tangible book value per share after
        offering" and "increase in book value attributable to new shareholders" assuming 30%,
        50%, 75% and 100% of the shares are sold in the offering, as we are unable to recalculate
        the amounts provided.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 23

6.   We note the revisions made to your use of proceeds table in response to our prior
        comment 12. Please further revise to explain in greater detail how your business plan
        will be impacted based on the amount of shares sold in the offering. For instance, it is
        unclear how your service development expenditures will differ if, for example, 30%
        versus 100% of the shares are sold in this offering. In this regard, your disclosures
        should include a discussion of the consulting and web design/hosting services you will
        obtain, the marketing and branding activity you will conduct, and the computer and office
        equipment you will purchase to implement your business plan assuming 30%, 50%, 75%
        and 100% of the shares are sold in the offering.

Liquidity and Capital Resources, page 25

7.   We note your response to prior comment 13 and your revised disclosures on page 23 where you now state that the proceeds from this offering will satisfy your cash requirements for a limited time. As previously requested, please revise your liquidity discussion to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources, assuming the sale of 30%, 50%, 75% and 100% of the securities in this offering. In this regard, your plan of operation and liquidity disclosures seem to put more emphasis on how you will implement your business plan assuming you are able to raise an additional $475,000 after the offering, however, it remains unclear to what extent you will be able to conduct your operations with only your currently available funds and the proceeds from this offering. Please revise your disclosures accordingly.

8.   In addition, we note your revised disclosure on page 23 where you state "[s]ubstantially all of the funds raised by this offering will be spent on assuring that we meet our corporate and disclosure obligations so that we remain in good standing with the State of Florida and maintain our status as a reporting issuer with the SEC." Tell us the amount you anticipate spending in order to remain in good standing with the State of Florida and to maintain your reporting status with the SEC once your registration statement is effective and tell us where this is reflected in your use of proceeds table. In addition, please reconcile the statement on page 23 to your disclosure on page 15 where you indicate if you are only able to sell less than 30% of the securities in the offering, substantially all of the funds raised will be spent on assuring that you meet your corporate and disclosure requirement. Please revise your disclosures as necessary.

        You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Stephani Bouvet, Staff Attorney, at (202) 551-3545 or me at (202) 551-3457 with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Via E-mail
       Diane J. Harrison, Esq.